

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 29, 2017

Dev Ittycheria
Chief Executive Officer
MongoDB, Inc.
229 W 43rd Street, 5th Floor
New York, NY 10036

      Re: MongoDB, Inc.
               Registration Statement on Form S-1
               Filed September 21, 2017
               File No. 333-220557

Dear Mr. Ittycheria:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cohort and Contribution Margin Analyses

Contribution Margin Analysis, page 65

1.   Your presentation of contribution margin appears to be a non-GAAP measure which may not comply with Regulation G and Item 10(e) of Regulation S-K. Please advise.

Critical Accounting Policies and Estimates

Stock-Based Compensation Expense

Common Stock Valuations, page 82

2.   We have reviewed your letter dated September 28, 2017. Please explain further the significant increase in the fair value of the company's common stock from the May and July 2017 grants to the midpoint of the IPO price range. Also, please address the following:

- For the stock options granted on July 13, 2017, please tell us how you determined that the 20% weighting placed on the IPO Scenario (as indicated in your August 2, 2017 response letter) was appropriate. In this regard, we note that a 50% weighting was applied to this scenario for a subsequent valuation done in the same month that these grants were made; and

- Tell us how the comparable companies used in determining the IPO price range compare to those used in determining the fair value of your common stock for your May and July grants. To the extent that the comparable companies differ significantly, please explain.

3.   You state that due to the proximity of the September 6 and September 15, 2017 option grants to the preliminary IPO price range, the company retrospectively assessed the fair value of such grants for financial statement purposes and recorded additional compensation expense. Tell us whether you considered reassessing the fair value of the May and July option grants considering the proximity of such grants to your IPO.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or me at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Katherine Wray, Attorney-Advisor, at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Babak Yaghmaie, Esq.
  Cooley LLP